FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 15, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 15, 2005                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                        Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 15 February 2005, that as a result of a movement in the fund on 11 February 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,330,144 to 18,374,705 at an average price of $46.67.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

15 February 2005

                                    Director's Interests

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan, which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 15 February 2005 of an increase in the notional allocation of Ordinary Share ADRs on 11 February 2005 at a price of $46.59 per share:-


Dr J P Garnier                                                           75

Dr T Yamada                                                              10

S M Bicknell
Company Secretary
15 February 2005

                  Director's Interests




The three year performance period for the Performance Share Plan Awards granted on 28th November 2001, commenced on 1st January 2002 and came to an end on the 31st December 2004. The Remuneration Committee of the Board of GlaxoSmithKline plc considered the performance achieved during this period and determined that 50% of these Awards would vest on the 11th February 2005.

There were two performance conditions attached to this award, the first condition compared GlaxoSmithKline's total shareholder return (TSR) with the TSR of companies in the FTSE 100 index. For any of the awards to vest under this condition, GlaxoSmithKline had to rank at least 50th against the index companies. None of the awards subject to this condition vested. The second condition, which applied to the balance of the award, was achieved in full. The condition required GlaxoSmithKline's business performance earnings per share growth, excluding currency and exceptional items, to be at least nine percentage points more than the increase in the UK Retail Price Index over the three year performance period.

Consequently, I give below changes in the interests of the following directors over Ordinary Shares and American Depositary Shares of GlaxoSmithKline plc.

Dr J-P Garnier                     Final Award of 35,000 ADS
                                   Ordinary shares in the Company. Dr Garnier sold 15,201 of these at $46.67 to meet the resultant tax liability.

Dr Tachi Yamada                    Final  Award  of  10,000  ADS  Ordinary
                                   Shares  in the  Company.  Dr  Yamada
                                   subsequently  sold  4,343 of  these  at
                                   $46.67  to meet  the  resultant  tax
                                   liability.

Mr John Coombe                     Final Award of 20,000 Ordinary
                                   Shares in the Company. Mr Coombe subsequently sold 8,200 of these at (pound)12.35 to meet the resultant tax liability.


The Company and the Directors were informed of these changes on 14th February 2005.

S M Bicknell
Company Secretary

15 February 2005

                             Director's Interests


I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-


Dr J-P Garnier       Exercise of options on 14 February  2005 over 44,475 ADSs
                     granted on 15 November 1995, which would have lapsed on 15 November 2005, under the SmithKline Beecham US
                     Executive Share Option Plan 1989 at a price of $22.067443 per ADS; and the exercise of options on 14 February
                     2005 over 34,579 ADSs granted on 15 November 1995, which would have lapsed on 15 November 2005, under the SmithKline
                     Beecham Employee Share Option Plan 1991 at a price of
                     $22.067443  per ADS. The sale of 79,054 ADSs on 14 February
                     2005 at an average price of $47.7431.

                     Dr Garnier's total shareholding in the Company is 432,663.20 ADSs, which includes 182,892 ADSs that have been earned but deferred under the share programmes operated by the Company. At the price at which the above options were exercised, Dr Garnier's holding is equivalent to more than 13 times his annual basic salary.


The Company was advised of these transactions on 14 February 2005.

S M Bicknell
Company Secretary

15 February 2005